STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated September 20, 2005, to the Prospectus dated May 1, 2002

This supplement adds certain information to your prospectus dated May 1, 2002, and amends certain information in the supplement dated April 29, 2005, to your prospectus dated May 1, 2002. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE AIM V.I. TOTAL RETURN FUND

Fund Termination and Liquidation. On September 14, 2005, the Board of Trustees of AIM Variable Insurance Funds determined that it was in the best interests of AIM V.I. Total Return Fund (the "AIM Fund") and its shareholders to terminate and liquidate the AIM Fund. In order to effect such liquidation, the AIM Fund will close to new investors on or about December 21, 2005 (the "Closing Date"). Shareholders will receive the net asset value per share for all shares they own on the Closing Date.

To prepare for the closing and liquidation of the AIM Fund, the AIM Fund's portfolio managers may need to increase the portion of the AIM Fund's assets held in cash and similar instruments in order to pay the fund's expenses and meet redemption requests. As a result, the AIM Fund's normal exposure to stock and bond investments will be reduced or eliminated prior to the Closing Date.

Other Investment Options. There are many investment options, other than the variable investment option which invests in the AIM Fund, which are available through your policy. These investment options include the guaranteed interest division and the variable investment options of the separate account. **See *The Investment Options*, page 15 of your policy prospectus for more information about these other investment options.** Each variable investment option of the separate account invests in a corresponding investment portfolio. Summary information about each of these other investment portfolios can be found in the Fund Fees and Charges table and the Fund Investment Advisers and Investment Objectives section of the prospectus supplement dated April 29, 2005. More detailed information about each of the other available investment portfolios can be found in the current prospectus and Statement of Additional Information for that investment portfolio. You may obtain these documents by contacting us at our:

Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

Voluntary Transfers Before the Closing Date. Anytime prior to the Closing Date you may transfer amounts that you have allocated to the variable investment option which invests in the AIM Fund to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See *Transfer of Account Value*, page 41 of your policy prospectus.**

Automatic Reallocation Following Liquidation. After the Closing Date and our receipt of the proceeds from the liquidation of the AIM Fund, amounts which were allocated to the variable investment option which invested in the AIM Fund will be automatically reallocated to the variable investment option which invests in Class I shares of the ING Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your policy value immediately before the reallocation will equal your policy value immediately after the reallocation.

After the Closing Date, the variable investment option which invested in the AIM Fund will no longer be available through your policy and all future allocations directed to the variable investment option which invested in the AIM Fund will be automatically allocated to the variable investment option which invests in the ING Liquid Assets Portfolio.

Information about the ING Liquid Assets Portfolio. Summary information about the ING Liquid Assets Portfolio can be found in the Fund Fees and Charges table and the Fund Investment Advisers and Investment Objectives section of the prospectus supplement dated April 29, 2005. More detailed information about the ING Liquid Assets Portfolio can be found in the current prospectus and Statement of Additional Information for that investment portfolio. You may obtain these documents by contacting us at our Customer Service Center as noted above.

AIM Fund Fees and Expenses. Effective July 1, 2005, information about the AIM V.I. Total Return Fund (Series I) appearing in the Fund Expense Table beginning on page 2 of the prospectus supplement dated April 29, 2005, and the corresponding footnotes are hereby deleted in their entirety and restated to reflect a 0.39% increase in "Fees and Expenses Waived or Reimbursed" and a corresponding reduction in the Fund's "Total Net Annual Fund Expenses."

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Total Return Fund (Series I) [2, 5]	0.75%	--	1.08%	1.83%	0.92%	0.91%

2   The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds except for AIM V.I. High Yield Fund and AIM V.I. Total Return Fund and to 1.05% of average daily net assets for AIM V.I. High Yield Fund and to 0.91% of average daily net assets for AIM V.I. Total Return Fund. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), or items designated as such by the Fund's Board of Trustees; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through June 30, 2006.

5   Effective January 1, 2005, through June 30, 2006, the advisor has contractually agreed to waive a portion of its advisory fees. This agreement is reflected in the Fee Waiver. (See "Fund Management-Investment Advisor").